1. Name and Address of Reporting Person
   Sullivan, Dennis W.
   Parker Hannifin Corporation
   6035 Parkland Blvd.
   Cleveland, OH 441244141
   USA
2. Issuer Name and Ticker or Trading Symbol
   Ferro Corp (FOE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   02/28/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               2625           D
Common Stock                    02/28/2003            J         469.506     A   $21.2990   15105.326      I           Director
                                                      <F1>                                                            Deferred Comp
                                                                                                                      Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $18.5                                                     04/26/2006 Common                      3750    D
Options                                                                          Stock
(Right to
buy)
Stock       $20.0833                                                  04/25/2007 Common                      3750    D
Options                                                                          Stock
(Right to
buy)
Stock       $20.7                                                     04/27/2011 Common                      2500    D
Options                                                                          Stock
(Right to
buy)
Stock       $21.26   02/28/2         A      V  7000        02/29/2004 02/28/2013 Common  7000     $0.0000    7000    D
Options              003                                                         Stock
(Right to
buy) <F2>
Stock       $22.875                                                   04/28/2010 Common                      2500    D
Options                                                                          Stock
(Right to
buy)
Stock       $25.5                                                     02/11/2012 Common                      2500    D
Options                                                                          Stock
(Right to
buy)
Stock       $27.6875                                                  04/23/2009 Common                      2500    D
Options                                                                          Stock
(Right to
buy)
Stock       $28.4375                                                  04/24/2008 Common                      2500    D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

<F1>
Quarterly deferment of Director Fees to the Ferro Corporation Deferred Compensation Plan for Non-Employee Directors, which in turn, makes voluntary contributions to the Ferro Dividend Reinvestment Plan for the purchase of Ferro Common Stock. Deferral elections are irrevocable and distributions occur only upon death or cessation of the directorship.
<F2>
On February 28, 2003, the Board granted Stock Options under the 2003 Long-Term Incentive Compensation Plan. The award is subject to shareholder approval of the plan.

SIGNATURE OF REPORTING PERSON
/s/ Dennis W. Sullivan

DATE
02/28/2003